SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

AUGMENT SYSTEMS, INC.

___________________________
(Name of Issuer)

Common Stock

________________________
(Title of Class of Securities)

051058105

________________________
(CUSIP Number)

Ted D. Rosen, Esq.
Rosen & Tetelman, LLP
501 Fifth Ave., Suite 1404
New York, NY 10017
(212) 986-7171

_________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2001
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       NAME OF REPORTING PERSONS

         Jeffrey Leventhal and
         Leventhal Paget, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
         (See Instructions)

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS

         REQUIRED PURSUANT TO ITEM  2(d) OR 2(e)
         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Jeffrey Leventhal                  Florida
         Leventhal Paget, LLC               Delaware

NUMBER OF                           7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                                See Item 5(B)
OWNED BY
EACH                                        8.       SHARED VOTING POWER
REPORTING
PERSON                                               See Item 5(A)
WITH
                                            9.       SOLE DISPOSITIVE POWER

                                                     See Item 5(B)

                                            10.      SHARED DISPOSITIVE POWER

                                                     See Item 5(A)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         See Item 5(B)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.2%

14.      TYPE OF REPORTING PERSON

         IND and CO

Item 1. Security and Issuer

This Schedule 13D Statement relates to sale by Jeffrey Leventhal, an officer, director and beneficial owner of 37.2% of the issued and outstanding shares of common stock, par value $.0001 (“Common Stock” or the “Shares”) of Augment Systems, Inc. (“Augment” or “Issuer”), to Kevin C. Griffin of 15,000,000 Shares equal to Eleven and Four Tenths Percent (11.4%) of the issued and outstanding Shares of Augment for the sum of $75,000. In addition, Leventhal Paget LLC, a Delaware limited liability company (“LP”) owned by Mr. Leventhal sold 115,000 Shares for $15,000 to L.D Moses & Associates Family Dental Center, P.C. (“Moses”). In addition, Leventhal exchanged 200,000 Shares and other consideration for a 20% of the equity in a privately owned computer consulting company owned by Mr. Leventhal’s brother, Richard Leventhal and Jason Silverman. LP also gave 200,000 Shares to Mark Sackstein, a friend of Leventhal, as a gift. On May 12, 2001, Mr. Leventhal married Victoria Starr, who owns 5,709,680 Shares equal to 4.3%, although Mr. Leventhal disclaims beneficial ownership of such Shares. Although such Shares are now included in Mr. Leventhal’s aggregate beneficial ownership. The principal executive offices of the Issuer are located at 1900 Corporate Blvd., Suite 305W, Boca Raton, FL 33431.

Item 2. Identity and Background

(A) This Statement on Schedule 13D is being filed by Jeffrey Leventhal, a Florida resident and Leventhal Paget, LLC, a Delaware limited liability company (collectively the “Reporting Persons”).

(B) The Reporting Persons’ principle business address is 621 NW 53rd Street, Suite 240, Boca Raton, FL 33487.

(C) Not applicable.

(D) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(E) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) The Reporting Persons are Jeffrey Leventhal, an individual residing in the State of Florida and an officer and director of Augment, and Leventhal Paget, LLC, a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Griffin paid Mr. Leventhal the sum of $75,000 from his personal funds for this transaction.

Moses paid LP the sum of $15,000 from its corporate funds for this transaction.

Richard Leventhal and Jason Silverman exchanged twenty percent (20%) of their company, Lanlogics, Inc., a Florida corporation for 200,000 Shares and other consideration.

Item 4. Purpose of Transaction

The Shares transferred by Leventhal and LP were in limited isolated transactions and were designed to include certain friends and family in the ownership of Augment. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business operations and prospects. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

(A) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of 48,986,633 Shares, or Thirty Seven and Two Tenths Percent (37.20%) of the Issuer’s issued and outstanding Common Stock, par value $.0001.

(B) Jeffrey Leventhal, has sole voting power for 43,276,953 Shares of Common Stock, or (32.9%) of the Issuer’s issued and outstanding Common Stock, and Mrs. Leventhal has voting power for 5,709,680 shares of Common Stock, or 4.3% of the Issuer’s issued and outstanding Common Stock, par value $0.0001.

(C) Except as described herein, neither of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any other person referred to in Exhibit A attached hereto, has acquired or disposed of any shares of the Issuer Common Stock during the past sixty (60) days.

(D) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(E) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

A copy of the Stock Purchase Agreement, dated as of April 11, 2001, by and between Mr. Griffin and Mr. Jeffrey Leventhal (who is the Chief Executive Officer, Director and owns personally 19,488,720 Shares (14.8% of Augment) and 23,788,233 Shares through Leventhal Paget LLC (18.1%) and Mrs. Leventhal owns 5,709,680 Shares (4.3%), a copy of which is annexed as Exhibit A to this Schedule 13D. Mr. Griffin has agreed to act as a director and Vice President of Business Development for Augment.

To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer. To the best of the Reporting Persons’ knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Stock Purchase Agreement dated as of April, 2001, by and between Kevin Griffin and Jeffrey Leventhal.

Exhibit B:Stock Purchase Agreement dated as of May, 2001, by and between L.D. Moses & Associates Family Dental Centers, P.C. and Jeffrey Leventhal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify, as of May 24, 2001, that the information set forth in this statement is true, complete and correct.

s/ Jeffrey Leventhal
Jeffrey Leventhal, Individually
Leventhal Paget, LLC
By: s/ Jeffrey Leventhal
Name: Jeffrey Leventhal
Title: Principal

Exhibit A

CONTRACT TO PURCHASE SHARESCONFIDENTIAL
& PRIVATE TRANSACTION

April 11, 2001

1. Kevin Griffin to purchase 15,000,000 common shares of Augment Systems, Inc. for total consideration of $75,000 in a private transaction from Jeffrey Leventhal.

2. Kevin Griffin is responsible for due diligence and represents that he has read all public filings and has had an opportunity to ask any questions.

3. Kevin Griffin is responsible to file a 13D on his own.

4. Griffin will pay Leventhal via check or wire and Leventhal will cause Augment’s transfer agent to “break” Leventhal’s shares into various increments including one certificate for 15,000,000 shares. This certificate along with a medallion stamped stock power will be delivered to Griffin as total consideration and satisfaction.

5. Griffin will join management team of Augment and Augment's board of directors.

6. This document represents this transaction in its entirety.

s/Kevin C. Griffin
s/Jeffrey Leventhal

Exhibit B

AGREEMENT TO PURCHASE STOCK

May 17, 2001

1. In consideration of a payment in the amount of $15,000 Leventhal Paget LLC has agreed to sell 115,000 restricted shares of Augment Systems, Inc. (OTCBB:AUGN) stock to (the “buyer”):

L.D. Moses & Associates Family Dental Center, P.C.
2528 NW 53rd Street
Boca Raton, FL 33496

2. Lawrence D. Moses D.D.S. represents that he is President of L.D. Moses & Associates and has sole decision making power to enter into this binding agreement.

3. For tax reporting purposes the EID number for LD Moses & Associates is xxxxxx.

4. The buyer represents that he has reviewed all documents, SEC filings, asked questions, and performed all other due diligence required to make an informed decision.

5. This agreement represents the entire agreement.

6. Buyer is responsible for obtaining a "legal opinion" to make this transaction effective.

7. Buyer represents that he invested in these transactions previously and has sophisticated investing experience in restricted securities and qualifies as an accredited investor as per the SEC guidelines.

Buyer

s/L.D. Moses & Associates
Leventhal Paget LLC
s/Jeffrey Leventhal